July 19, 2006

Mail Stop 4561

David A. Gestetner
Chief Executive Officer
eRoomSystem Technologies, Inc.
1072 Madison Ave.
Lakewood, NJ 08701

Re: **eRoomSystem Technologies, Inc.**
Registration Statement on Form SB-2/A
Filed June 26, 2006
File No. 333-133801

Forms 10-KSB/A for the fiscal years ended December 31, 2004 and December 31, 2005
Forms 10-QSB/A for the fiscal quarters ended March 31, 2005, June 30, 2005 September 30, 2005 and March 31, 2006
Filed June 26, 2006
File No. 0-31037

Dear Mr. Gestetner:

We have reviewed the above-referenced filings and your response letter dated June 22, 2006 and have the following comments.

General

1. We reissue comment 1 of our letter dated May 31, 2006. It appears you submitted via EDGAR your correspondence dated March 30, 2006 on June 26, 2006 and not your correspondence dated March 16, 2006.

Form SB-2/A

General

2. We note your response to comment 2 of our letter dated May 31, 2006. While you have revised certain sections to incorporate interim financial information we note numerous other sections should be updated to reflect your first quarter operating results. For example, revise your "Summary Financial Information" and many of your risk factors including those that begin "[w]hile we may have realized net income for fiscal years 2005 and 2004…," and "[o]r diversification

strategy, particularly a potential acquisition of an operating company…" to include information for your interim periods and any relevant developments in your business over this period.

Selling Stockholders and Warrant Holders, page 10

3. It appears from your revised "Selling Stockholders, Option Holders and Warrant Holders" table that only 16,494,830 shares are being offered by your registration statement. The number of shares offered for resale appears different from disclosure in the rest of your document. Please advise.

4. We refer you to comment 7 of our letter dated May 31, 2006 and your revised footnote disclosure corresponding to your "Selling Stockholders, Option Holders and Warrant Holders" table. Please revise your footnotes to disclose clearly for each selling security holder the transactions by which they received their shares subject to resale. For example, please include footnote disclosure for all selling security holders including Jeff State, Tamrio, Inc. and Myles Seideman, and provide additional disclosure on how members of your board of directors such as former Board Member Flegel received their shares subject to resale. You may also provide cross-references to later discussions of the material terms of the transactions.

5. We refer you to your response to comment 11 of our letter dated May 31, 2006. Please revise to briefly discuss the nature of the "financial advisory services" provided by Schreiber and Klein Consulting, LLC.

Available Information

6. Please note the address of the SEC Headquarters is now 100 F Street, N.E. Washington, D.C. 20549 and we no longer maintain public reference rooms in New York or Chicago.

Undertakings, page II-4

7. We note your response to comment 14 of our letter dated May 31, 2006 and your reliance on the undertaking for 415 offerings. Consider if undertakings required for offerings under Rules 430B or 430C are applicable.

Forms 10-KSB/A for the fiscal year ended December 31, 2004

Controls and Procedures, page 46

8. We note your responses to comments 19 and 22 of our letter dated May 31, 2006. We do not believe that you have fully responded to our concerns; rather you have

provided summary responses. You state that that "your noncompliance was the result of an administrative oversight that carried forward to subsequent filings, in part due to the limited personnel," and that the ineffectual execution of your disclosure controls was the "result of human failure." Yet, you go on to state that "disclosure controls and procedures were in place and provide reasonable assurance that such oversights will not occur." It appears that your controls and procedures should be established regardless of human error. If your controls and procedures were in place, please explain to us how your periodic reports filed from the adoption of the relevant rules in August 2002 until you filed your Form 10-QSB for the third quarter of 2005 could have failed to include Item 307 and 308 of Regulation S-B disclosure. It appears that only after we began to review your Form S-3 registration statement in October 2005, subsequently withdrawn, and issued comments on the absence of controls and procedures disclosure did you include the required disclosure albeit with an effective conclusion. Please disclose in reasonable detail the basis for your certifying officers' conclusions that eRoom's disclosure controls and procedures were effective under these circumstances.

* * * * *

Please respond to our comments that pertain to the Forms 10-KSB/A and Forms 10-QSB/A within 10 business days of the date of this letter. If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Gregory L. Hrncir, Esq. General Counsel
        Fax: (413) 723-2141